Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	72,099
Accounts receivable		623,313
Due from clearing firm, including clearing deposit of $500,000		1,143,280
Prepaid expense		40,128
Security deposits		4,856
	$	1,883,676

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	81,427
Accrued bonus		40,000
Commission payable		701,032
Due to affiliates		430,573
Total liabilities		1,253,032
Members' equity		630,644
	$	1,883,676

The Notes to Financial Statements are an integral part of this statement.